Dreyfus New Jersey Intermediate Municipal Bond Fund   June 30, 2005 (Unaudited)

Long-Term Municipal Investments--97.6%	Principal Amount ($)	Value ($)
New Jersey--94.4%		
Atlantic City Board of Education:		
5.50%, 12/1/2008 (Insured; FSA , Guaranteed; School		
Board Reserve Fund)	1,250,000	1,355,387
6%, 12/1/2013 (Insured; FSA, Guaranteed; School		
Board Reserve Fund)	3,205,000	3,784,817
Bayshore Regional Sewer Authority, Subordinated Sewer Revenue:		
5.30%, 4/1/2008 (Insured; MBIA)	1,000,000	1,038,690
5.40%, 4/1/2009 (Insured; MBIA) (Prerefunded 4/1/2006)	1,000,000 a	1,040,660
Bergen County Improvement Authority, School District		
Revenue:		
(Engelwood City Board of Education Project):		
5.25%, 4/1/2018	1,400,000	1,561,462
5.25%, 4/1/2019	1,475,000	1,639,285
5.25%, 4/1/2020	1,550,000	1,717,756
(Wyckoff Township Board of Education)		
5.25%, 4/1/2020	1,770,000	1,979,727
Bergen County Utilities Authority, Water Pollution Control		
Revenue 5.375%, 12/15/2013 (Insured; FGIC)	1,155,000	1,290,366
Brick Township Municipal Utilities Authority, Water and Sewer		
Revenue 5.10%, 12/1/2009 (Insured; FGIC)	1,500,000	1,562,625
Burlington County Bridge Commission:		
LR (Governmental Leasing Program):		
5.25%, 8/15/2016	1,100,000	1,212,035
5.25%, 8/15/2017	1,355,000	1,491,218
Pooled Loan Revenue (Governmental Loan Program)		
5.25%, 12/15/2019 (Insured; AMBAC)	2,890,000	3,226,367
Camden County Municipal Utilities Authority,		
County Agreement Sewer Revenue		
5%, 7/15/2009 (Insured; FGIC)	3,200,000	3,332,256
Cape May County Municipal Utilities Authority		
5.75%, 1/1/2016 (Insured; FSA)	2,000,000	2,370,420
Delaware River and Bay Authority, Revenue:		
5.25%, 1/1/2017 (Insured; MBIA)	1,160,000	1,304,745
5.25%, 1/1/2019 (Insured; MBIA)	2,390,000	2,688,224

Freehold Regional High School:		
5.50%, 3/1/2009		
(Insured; FGIC, Guaranteed; School Board Reserve Fund)	1,450,000	1,581,747
5.50%, 3/1/2010		
(Insured; FGIC, Guaranteed; School Board Reserve Fund)	2,460,000	2,725,434
Hoboken Parking Utilities 5.25%, 1/1/2018 (Insured; FGIC)	3,210,000	3,546,665
Hudson County Improvement Authority,		
Facility Lease Revenue (Hudson County Lease Project)		
5.25%, 10/1/2012 (Insured; FGIC)	2,795,000	3,012,395
Jersey City:		
Public Improvement 5.25%, 9/1/2010 (Insured; MBIA)		
(Prerefunded 9/1/2009)	1,605,000 a	1,762,434
Water 5.20%, 10/1/2008 (Insured; AMBAC)	1,565,000	1,641,779
Middlesex County Utilities Authority, Sewer Revenue		
6.25%, 8/15/2010 (Insured; MBIA)	1,500,000	1,640,385
Monmouth County 5.10%, 10/1/2010		
(Prerefunded 10/1/2005)	2,600,000 a	2,668,484
Monmouth County Improvement Authority,		
Governmental Loan Revenue		
5.25%, 12/1/2020 (Insured; AMBAC)	2,235,000	2,477,386
New Jersey Economic Development Authority, Revenue:		
Cigarette Tax		
5.50%, 6/15/2024	2,300,000	2,453,732
Department of Human Services		
5.75%, 7/1/2014	1,080,000	1,210,885
Economic Development (Masonic Charity Foundation)		
5%, 6/1/2018	1,680,000	1,801,447
School (The Peddie School Project)		
4%, 2/1/2007	1,000,000	1,019,130
School Facilities, Construction:		
5.50%, 6/15/2011 (Insured; AMBAC)	2,500,000	2,805,025
5.25%, 12/15/2013 (Insured; AMBAC)	1,255,000	1,414,372
5.25%, 6/15/2016 (Insured; AMBAC)	4,500,000	5,014,575
(Transportation Project) 5.25%, 5/1/2011 (Insured; FSA)	2,210,000	2,442,536
New Jersey Educational Facilities Authority, Revenue:		
College and University:		
(College of New Jersey)		
5.375%, 7/1/2017 (Insured; FGIC)	1,300,000	1,447,238
(Fairleigh Dickenson University)		
6%, 7/1/2020	2,000,000	2,216,160
(Montclair State University)		

5.125%, 7/1/2022 (Insured; MBIA)	1,840,000	2,003,190
Motor Vehicle Surcharge Revenue		
Zero Coupon 7/1/2018 (Insured; MBIA)	5,000,000	2,953,500
(Princeton University):		
5.125%, 7/1/2012	1,550,000	1,701,575
5.25%, 7/1/2014 (Prerefunded 7/1/2010)	2,885,000 a	3,183,771
5%, 7/1/2023	2,000,000	2,178,180
(Seton Hall University):		
5.25%, 7/1/2006 (Insured; AMBAC)	2,030,000	2,081,988
5.25%, 7/1/2009 (Insured; AMBAC)	1,050,000	1,139,103
Public Library Project Grant Issue		
5.50%, 9/1/2017 (Insured; AMBAC)	1,500,000	1,685,145
New Jersey Health Care Facilities Financing Authority, Health Hospital and Nursing Home Revenue:		
(Atlantic City Medical Center) 6%, 7/1/2012	3,145,000	3,578,318
(Capital Health System Obligated Group)		
5.50%, 7/1/2011	2,730,000	2,957,218
(Health Care System Obligated Group)		
5.50%, 7/1/2012	1,645,000	1,798,610
(Raritan Bay Medical Center Issue) 6.625%, 7/1/2005	2,800,000	2,800,252
(Robert Wood Johnson University Center):		
5%, 7/1/2008 (Insured; MBIA)	1,500,000	1,545,705
5.375%, 7/1/2013	2,000,000	2,153,620
(Saint Joseph's Hospital and Medical Center)		
5.15%, 7/1/2006 (Insured; Connie Lee)	2,555,000	2,605,180
(South Jersey Hospital) 6%, 7/1/2012	3,000,000	3,392,640
(Trinitas Hospital Obligated Group) 7.375%, 7/1/2015	4,000,000	4,599,000
New Jersey Transportation Trust Fund Authority, Transportation System:		
5.50%, 6/15/2009	2,725,000	2,983,739
6%, 12/15/2014 (Insured; MBIA)	1,370,000	1,592,981
6%, 12/15/2014 (Insured; MBIA) (Prerefunded 12/15/2011)	2,630,000 a	3,058,059
6%, 12/15/2016 (Insured; MBIA) (Prerefunded 12/15/2011)	5,000,000 a	5,813,800
New Jersey Turnpike Authority, Turnpike Revenue:		
5.75%, 1/1/2010 (Insured; MBIA) (Prerefunded 1/1/2010)	685,000 a	764,857
5.75%, 1/1/2010 (Insured; MBIA)	2,315,000	2,570,460
6%, 1/1/2014 (Insured; MBIA) (Prerefunded 1/1/2014)	1,820,000 a	2,166,128
6%, 1/1/2014 (Insured; MBIA)	3,180,000	3,756,470
5%, 1/1/2020 (Insured; FSA)	5,000,000	5,439,450
North Hudson Sewer Authority, Sewer Revenue:		
5.25%, 8/1/2010 (Insured; FGIC)	3,825,000	3,964,192
5.25%, 8/1/2016 (Insured; FGIC)	2,000,000	2,215,920
5.25%, 8/1/2017 (Insured; FGIC)	2,000,000	2,213,280
North Jersey District of Water Supply Commission		

(Wanaque South Project):		
5.25%, 7/1/2014 (Insured; MBIA)	2,200,000	2,464,264
5.25%, 7/1/2015 (Insured; MBIA)	4,570,000	5,113,876
Northeast Monmouth County Regional Sewer Authority, Sewer Revenue		
5%, 11/1/2010 (Insured; MBIA)	2,250,000	2,336,738
Ocean County, General Improvement:		
5.65%, 7/1/2005	1,600,000	1,600,144
5%, 9/1/2012	1,300,000	1,423,474
5%, 9/1/2013	1,200,000	1,313,976
Ocean County Utilities Authority,		
Wastewater Revenue 5.25%, 1/1/2017	1,500,000	1,648,290
Port Authority of New York and New Jersey		
(Consolidated Board 101st Series)		
5.25%, 9/15/2006 (Insured; MBIA)	1,000,000	1,015,080
South Brunswick Township Board of Education		
5.625%, 12/1/2010 (Insured; FGIC, Guaranteed; School		
Board Reserve Fund) (Prerefunded 12/1/2009)	1,820,000 a	2,018,544
Southeast Morris County Municipal Utilities Authority,		
Water Revenue 5%, 1/1/2012 (Insured; MBIA)	1,000,000	1,084,650
Southern Regional High School District 5.50%, 9/1/2011		
(Insured; MBIA) (Prerefunded 9/1/2006)	1,600,000 a	1,653,200
Tobacco Settlement Financing Corporation 5.375%, 6/1/2018	2,500,000	2,606,850
Trenton 5.125%, 1/15/2013 (Insured; FGIC)	1,000,000	1,080,410
Washington Township Board of Education		
4.125%, 1/1/2022 (Insured; FSA)	2,080,000	2,062,778

U.S. Related --3.2%

Children's Trust Fund of Puerto Rico, Tobacco Settlement		
Revenue 5.75%, 7/1/2012 (Prerefunded 7/1/2010)	1,500,000 a	1,681,050
Puerto Rico Highway and Transportation Authority,		
Transportation Revenue 5%, 7/1/2022 (Insured; FGIC)	1,615,000	1,761,626
Puerto Rico Infrastructure Financing Authority,		
Special Tax Revenue 5.50%, 7/1/2021 (Insured; FGIC)	1,000,000	1,195,100
Virgin Islands Public Finance Authority, Revenue		
(Senior Lien Fund) 5.50%, 10/1/2008 (Insured; ACA)	1,500,000	1,611,225

Total Long-Term Municipal Investments   188,045,455
   (cost $178,043,630)

Short-Term Municipal Investment--.6%

New Jersey:

Port Authority of New York and New Jersey
   Special Obligation Revenue, VRDN
   2.34% (SBPA; Bayerische Landesbank)
   (cost $1,200,000)   1,200,000 b   **1,200,000**

TOTAL INVESTMENTS (Cost $179,243,630)   **98.2%**   **189,245,455**

CASH AND RECEIVABLES (NET)   **1.8%**   **3,562,138**

NET ASSETS   **100.0%**   **192,807,593**

Notes to Statement of Investments:

a Bonds which are prerefunded are collateralized by U.S. Government securities
   which are held in escrow and are used to pay principal and interest on
   issue and to retire the bonds in full at the earliest refunding date.
b Securities payable on demand. Variable interest rate--subject to periodic change.
c Securities valuation policies and other investment related disclosures are hereby
   incorporated by reference the annual and semi annual reports previously filed
   with the Securities and Exchange Commission on Form N-CSR.